SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AppHarvest, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03783T103
(CUSIP Number)

Philippe B. Pradel
Inclusive Capital Partners, L.P.
1170 Gorgas Avenue
San Francisco, CA 94129

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783T103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Inclusive Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 898,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 898,704
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,704
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 03783T103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Jeffrey W. Ubben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,373 restricted stock units
	8	SHARED VOTING POWER 898,704
	9	SOLE DISPOSITIVE POWER 3,373 restricted stock units
	10	SHARED DISPOSITIVE POWER 898,704
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,704 3,373 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03783T103	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D, as amended. This Amendment No. 4 amends Items 5(a)-(c), (e) and 6 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c), (e) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 105,888,360 Shares outstanding as of July 29, 2022 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 3, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Schedule A, no transactions in the Shares were effected by the Reporting Persons since the filing of Amendment No. 3.

(e)	August 8, 2022.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 13, 2022, a total of 21,937 restricted stock units were awarded to Patrick Halfmann (“Mr. Halfmann”), a partner at In-Cap, in consideration for his service on the board of directors of the Issuer, which he is deemed to hold for the benefit of the In-Cap Funds and indirectly for the benefit of In-Cap, and may, after vesting, transfer the award directly to the In-Cap Funds. The restricted stock units will vest in full on the date of the next annual meeting of the Issuer's stockholders (“Annual Meeting”) following the grant date (or the date immediately preceding the date of the Annual Meeting if Mr. Halfmann’s service as a director ends at such Annual Meeting as a result of his failure to be re-elected or not standing for re-election), subject to Mr. Halfmann’s service as a director with the Issuer on such date.

CUSIP No. 03783T103	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2022

Inclusive Capital Partners, L.P.

By:	/s/ Philippe B. Pradel
Name:	Philippe B. Pradel
Title:	Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock effectuated by the Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

08/08/2022	(4,858,459)	3.75
08/08/2022	(41,541)	4.02